Filed Pursuant to Rule 433

Dated February 26, 2007

Registration Statement No. 333-136056

American General Finance Corporation Medium-Term Notes, Series J Due Nine Months or More From Date of Issue Floating Rate Medium-Term Notes, Series J, Due March 2, 2010

Issuer:	American General Finance Corporation
Issue of Securities:	Floating Rate Medium-Term Notes, Series J, due March 2, 2010
Specified Currency:	U.S. Dollars
Principal Amount:	$150,000,000
Interest Rate:	3-Month USD LIBOR + 5 bps
Spread (+/-):	+ 5 bps
Initial Interest Rate:	To be determined on February 28, 2007
Interest Reset Dates:	Quarterly on the 2nd of each March, June, September and December
Interest Payment Dates:	Quarterly on the 2nd of each March, June, September and December, commencing June 4, 2007 (because June 2, 2007 and June 3, 2007 are not business days)
Stated Maturity:	March 2, 2010
Public Offering Price:	100.00%
Agent’s Discount or Commission:	0.15%
Net Proceeds to Issuer:	$149,775,000
Redemption Provisions:	None
Repayment Provisions:	None
Authorized Denominations:	$100,000 and integral multiples of $1,000 in excess thereof
Original Issue Date (Settlement Date):	March 2, 2007 (T + 4)
CUSIP:	02635P TL 7
Issuer Ratings:	A1 (Moody’s) / A+ (Standard & Poor’s) / A+ (Fitch) (stable / stable / stable)
Book Runner:	J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov .  Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at 1-212-834-4533.

Prospectus Supplement, dated August 14, 2006, and Prospectus, dated July 26, 2006